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                             May 19, 2021

       Alex Behfar
       Executive Chairman and Acting Chief Executive Officer
       Odyssey Semiconductor Technologies, Inc.
       9 Brown Road
       Ithaca, NY 14850

                                                        Re: Odyssey
Semiconductor Technologies, Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed April 8, 2021
                                                            File No. 333-234741

       Dear Mr. Behfar:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Item 9A. Controls and Procedures, page 22

   1. We note you determined that a material weakness existed in your internal control over financial reporting due
to the lack of segregation of duties and you concluded that your internal controls over
financial reporting were ineffective as of December 31, 2020. We also note you concluded
that your disclosure controls and procedures were effective as of
                                                        December 31, 2020.
Please more fully explain to us how management was able to
                                                        conclude that
disclosure controls and procedures were effective. Please be reasonably detailed in your
response, and explain why the material weakness you identified did not impact your disclosure
controls and procedures, as defined in Exchange Act Rules 13a-
                                                        15(e) and 15d-15(e).
Your explanation should also be included in your Item 9A
                                                        disclosures.
Alternatively, please revise your Item 9A disclosures to conclude that your disclosure controls and
procedures were also ineffective as of December 31, 2020.
 Alex Behfar
Odyssey Semiconductor Technologies, Inc.
May 19, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-
3709 with any questions.



FirstName LastNameAlex Behfar                       Sincerely,
Comapany NameOdyssey Semiconductor Technologies, Inc.
                                                    Division of Corporation
Finance
May 19, 2021 Page 2                                 Office of Manufacturing
FirstName LastName